

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2012

Leonard Lee-White
Assistant Deputy Minister
Treasury Division,
Department of Finance
Province of New Brunswick
P.O. Box 6000
Fredericton, NB E3B 5H1
Canada

Re: Province of New Brunswick
Registration Statement under Schedule B
File No. 333-180390
Filed March 28, 2012

Dear Mr. Lee-White:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone number listed at the end of this letter.

Schedule B

General

1.   Please update all financial information to provide the most recent information available. In connection with this comment, please add disclosure discussing any material impact of the current European financial crisis in terms of its effect upon the Province of New Brunswick to date and the projected effect on future economic activity and government funding. Also, please add disclosure discussing any material consequences of the

economic situation in the United States in terms of its impact upon New Brunswick to date and the projected impact on future economic activity and government funding.

Calculation of Registration Fee

2.   In the "Calculation of Registration Fee" table, the "Amount to be registered" is stated to be "$1,000,000,000" and you indicate in footnote (3) that such amount is in U.S. dollars. To avoid confusion, please indicate in the "Amount to be registered" column that the amount is U.S.$1,000,000,000. Please make the same change in the "Proposed maximum aggregate offering price," the "Amount of registration fee" columns and to the dollar amounts referred to in footnote (2).

Forward-Looking Statements, page 4

3.   Please revise this section to remove any language that may be read as a disclaimer of the information contained in your prospectus. See, for example, the statement that the reader "should not place undue reliance" on forward-looking statements.

Description of Debt Securities

General, page 5

4.   You indicate the debt securities will be issued under the authority of the *Provincial Loans Act* and Orders of the Lieutenant-Governor in Council and of the Minister of Finance of the Province and, where required, under a loan act or the *Electricity Act*. Please describe the material terms of those statutes as they may apply to an offering of your securities and the circumstances in which a loan act or the *Electricity Act* would be required for the issuance of debt securities.

Legal Matters, page 14

5.   Supplementally discuss how issuance of a legality opinion by the province's Attorney General's office would affect an investor's ability to pursue or enforce a claim under the legality opinion.

Schedule B under Registration Statement No. 333-139308

Undertakings, page II-2

6.   In your prior Schedule B (Registration Statement No. 333-139308), undertaking (c) required you "to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering [.]" Please explain why this was not done with the $633,250,000 of debt securities remaining unsold under Registration Statement No. 333-139308.

Form 18-K

Exhibit 99.1

Foreign Exports of Commodities, pages 14-15; Foreign Imports of Commodities, page 15

7.   Please identify the major countries, other than the U.S., to which you export commodities, including the percentage amount you export and what you export to each such country, including the U.S. Please identify the major countries from which you import commodities, also including the percentage amount you import and what you import from each such country.

Labour Force, page 17

8.   In the table entitled "Labour Force" on page 17, you have a category for "Participation Rate." Please explain what this term means.

Fiscal Equalization Payments, page 26

9.   We note that fiscal equalization payments accounted for 25.8% of total ordinary revenue for the province for the fiscal year ended March 31, 2010 and 23.7% of the total ordinary revenue for the province for the fiscal year ended March 31, 2011. Please discuss whether these payments are discretionary or mandatory on the part of the federal government and how the amount of the payment to the province is determined for each year.

Canada Health Transfer ("CHT") and Canada Social Transfer ("CST") funding, page 26

10.   You indicate that under CHT and CST for the fiscal year ended March 31, 2010, major
        health and social transfers totaled $822.3 million which accounted for 12.5% of your
        total ordinary revenue and for the fiscal year ended March 31, 2011, major health and
        social transfers totaled $831.6 million which accounted for 11.9% of your total ordinary
        revenue. Apparently, starting in 2014-2015, the CHT "will be allocated on an equal per
        capita basis." Please discuss how allocation of the CHT on an equal per capita basis will
        affect your funding under that program, if at all.

Form 18K-A

Amendment No. 3 to Annual Report

General

11.   Recent press articles have reported on demographic concerns in New Brunswick and
        their affect on the economy of the province. See, for example,
        http://www.cbc.ca/news/canada/new-brunswick/story/2012/01/24/nb-higgs-alward-
        meeting-1100.html. Please consider adding disclosure to discuss these issues and any
        measures the province has undertaken to address them.

Exhibit 99.7

2012-2013 Economic Outlook, page 8, page 10

12.   We note your observations that cutbacks in public sector capital spending, along with the
        absence of any major projects, will prevent overall investment from contributing any
        substantial amount to economic growth, and the contribution of government expenditures
        to economic growth will continue to be minimal in 2012 due to fiscal restraint by all
        levels of government. Given the amount the federal government appears to have
        contributed to the province over the years, please describe how you plan to address any
        possible shortfalls the province may incur due to these cutbacks and spending curbs.

Closing Comment

        Please revise your registration statement in response to our comments. You may wish to
provide us with marked copies of the revised registration statement to expedite our review.
Please furnish a cover letter with your revised registration statement that keys your responses to

our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3242.

Sincerely,

Mary A. Cascio
Special Counsel

Cc: Danièle Ayotte
        Canadian Consulate General
        1251 Avenue of the Americas
        New York, NY 10020

        Jason R. Lehner
        Shearman & Sterling LLP
        Commerce Court West
        199 Bay Street, Suite 4405
        Toronto, Ontario
        Canada M5L 1E8